

Mail Stop 4561

June 9, 2017

Karen Rapp
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

  Re: National Instruments Corporation
    Form 10-K for the fiscal year ended December 31, 2016
    Filed February 16, 2017
    File No. 000-25426

Dear Ms. Rapp:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Note 9. Income Taxes, page F-23

1. You state that your valuation allowance relates primarily to your ability to realize certain foreign net operating loss (NOL) carryforwards. Please tell us the factors considered when determining that a valuation allowance is necessary in light of your historical pre-tax foreign income, and provide the specific foreign jurisdictions that are impacting your analysis. Also, please explain what contributed to the decrease in the valuation from fiscal 2015 to 2016. To the extent that the decrease relates to the use of NOL carryforwards, please tell us how you determined that it is more likely than not that your NOLs will not be realized. Refer to ASC 740-10-30-17.

2.   Please explain further the following as it relates to your discussion of NI Hungary's deferred tax assets:

- Tell us the amount of deferred tax asset and related valuation allowance at December 31, 2016 and 2015, and where such assets are reflected in the table on page F-24.

- Clarify whether the deferred tax asset relates to the 2003 restructuring of your manufacturing operations in Hungary.

- To the extent this relates to the 2003 restructuring, please explain the remaining deferred tax asset balance. In this regard, it appears from prior correspondence the goodwill generated from such transaction was amortizable over a 10-year period for Hungarian tax purposes.

- Explain further how the January 2010 tax ruling impacts your ability to realize any remaining deferred tax asset related to your Hungary operations, which appear to be generating pre-tax income.

3.   Please disclose the per share effects of the Malaysian tax holiday pursuant to SAB Topic 11.C.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, or me at (202) 551-3449 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: J. Robert Suffoletta
       Wilson Sonsini Goodrich & Rosati